Exhibit 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of incorporation	Percentage of voting securities owned by registrant	Number of US subsidiaries	Number of non-US subsidiaries
NDS Nutrition Products, Inc.	Florida	100%	2	—
iSatori, Inc.	Delaware	100%	—	—
1000374984 Ontario Inc.	Canada	100%	—	4
MP Acquisition Corp.	Nevada	100%	—	—